EXHIBIT 99.15

CORDOVACANN (CSE: CDVA / OTCQB: LVRLF) RELEASES EARNINGS

AND PROVIDES UPDATE ON OPERATIONS

CordovaCann Achieved Annual Revenue Growth of 31% in Fiscal 2022

TORONTO, ONTARIO, November 7, 2022 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, recently released its annual consolidated financial statements, and is pleased to provide an update on its operations in Canada and the United States.

Cordova announced that for its fiscal year ending June 30, 2022, the Company generated $13.5 million in revenues, compared to $10.3 million the year prior, primarily driven by the growth of the Star Buds Cannabis Co. retail footprint in Canada. Net loss per share was (0.04), an improvement from a net loss per share of (0.06) in fiscal 2021.

“We are very pleased with the financial performance of fiscal 2022, especially given the more difficult economic environment for the industry,” stated Taz Turner, Chairman and CEO of Cordova. “In fiscal 2023, our US operations should contribute more meaningfully to our financial performance, along with growth in our retail store base in both Canada and the United States. While we are operating profitable stores today, we believe this growth will allow the entire Company to become profitable.”

The Star Buds Cannabis Co. stores in Canada posted another strong month of revenues in October, in spite of it being a seasonally weaker part of the year for the industry. For the month, the store chain generated revenues of $1.17 million with a gross margin of 25.7%. Store performance has benefited from tight cost controls and rationalization in the cannabis retail market. Due to this performance, management is working on expanding the Star Buds Cannabis Co. footprint in Canada through both organic store growth and acquisitions.

Cordova’s operations in the United States also made significant progress in October. During the month, Extraction Technologies secured a tolling contract from the largest cultivation consortium in Washington to extract 5,000 lbs. of biomass per month for the client. In Oregon, work continues to expand the facility of Cannabilt Farms to allow for additional capacity of indoor cultivation. We expect this additional capacity to be online in early 2023.

“We are happy with our financial results for the fiscal year and look forward to a strong 2023,” stated Taz Turner, Chairman and CEO of Cordova. “Growth should accelerate in the coming year due to bigger contributions from our US operations and from expansion initiatives in nearly all geographies in which we currently operate, which should also drive profitability for the Company.”

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the retail, processing and production vertical markets of the cannabis industry.

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Cautionary Note Regarding Forward-Looking Information

This news release contains forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements in this press release, other than statements of historical fact, are “forward-looking information” with respect to the Company within the meaning of applicable Canadian securities laws, including statements with respect to the Company s planned business activities, the anticipated benefits of the opening of the store and the prospect of opening additional retail stores. Generally, this forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking information is necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including anticipated costs and ability to achieve business objectives and goals.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking information including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management’s ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company’s ability to retain key management and employees; intense competition and the Company’s ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company’s public filings on EDGAR and SEDAR. Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides forward-looking information for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by applicable law

Company Contact:

Taz Turner

Chief Executive Officer

taz@cordovacann.com

(917) 843-2169

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